Exhibit 99.3

SIERRA METALS INC.

Consolidated Financial Statements

Years ended December 31, 2019 and 2018

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March 27, 2020

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the consolidated financial statements. The consolidated financial statements were prepared in accordance with International Financing Reporting Standards (“IFRS”) and reflect management’s best estimates and judgments based on information currently available.

Management maintains accounting systems and internal controls to produce reliable consolidated financial statements and provide reasonable assurance that assets are properly safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the consolidated financial statements and to discuss audit and internal control related matters.

The Board of Directors approved the Company’s audited consolidated financial statements.

“Igor Gonzales”	“Ed Guimaraes”
Igor Gonzales	Ed Guimaraes
President and Chief Executive Officer	Chief Financial Officer

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sierra Metals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sierra Metals Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

"/s/PricewaterhouseCoopers LLP"

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 27, 2020

We have served as the Company’s auditor since 1997.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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Sierra Metals Inc.

Consolidated Statements of Financial Position

December 31, 2019 and 2018

(In thousands of United States dollars)

	Note	December 31, 2019	December 31, 2018
		$	$
ASSETS

Current assets:
Cash and cash equivalents		42,980	21,832
Trade and other receivables	5	31,892	26,007
Income tax receivable		1,471	142
Prepaid expenses		1,904	1,531
Inventories	6	26,053	21,986
		104,300	71,498

Non-current assets:
Property, plant and equipment	7	305,115	283,513
Deferred income tax	9	2,032	1,430
Total assets		411,447	356,441

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	8	44,910	36,091
Income tax payable		1,355	5,032
Loans payable	10	—	27,718
Decommissioning liability	11	865	2,038
Other liabilities	12	7,248	8,908
		54,378	79,787

Non-current liabilities:
Loans payable	10	99,814	28,535
Deferred income tax	9	27,653	32,167
Decommissioning liability	11	16,029	11,266
Other liabilities	12	1,554	1,081
Total liabilities		199,428	152,836

EQUITY
Share capital	13	230,456	231,792
Accumulated deficit		(65,239)	(69,307)
Other reserves		11,566	10,870
Equity attributable to owners of the Company		176,783	173,355
Non-controlling interest	14	35,236	30,250
Total equity		212,019	203,605

Total liabilities and equity		411,447	356,441

Contingencies (notes 10 and 24) and Subsequent Events (note 25)

Approved on behalf of the Board and authorized for issue on March 27, 2020:

“Alberto Arias”	“Koko Yamamoto”
Alberto Arias	Koko Yamamoto
Chairman of the Board	Chairman Audit Committee

The accompanying notes are an integral part of the consolidated financial statements.

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Sierra Metals Inc.

Consolidated Statements of Income

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts)

		Year Ended December 31,
		2019	2018
	Note	$	$

Revenue	23	229,038	232,371

Cost of sales
Mining costs	15	(135,192)	(115,180)
Depletion, depreciation and amortization	15	(36,084)	(31,409)
		(171,276)	(146,589)

Gross profit from mining operations		57,762	85,782

General and administrative expenses	15	(19,515)	(18,919)
Selling expenses		(9,741)	(8,551)
Income from operations		28,506	58,312

Other income (loss)	16	(507)	(1,288)
Foreign currency exchange loss		(976)	(1,210)
Interest expense and other finance costs	17	(5,078)	(3,634)
Income before income tax		21,945	52,180

Income taxes (expense) recovery:
Current tax expense	9	(17,416)	(25,432)
Deferred tax recovery (expense)	9	4,888	(908)
		(12,528)	(26,340)
		—
Net income (loss)		9,417	25,840

Net income (loss) attributable to:
Shareholders of the Company		4,431	18,814
Non-controlling interests	14	4,986	7,026
		9,417	25,840

Weighted average shares outstanding (000s)
Basic		163,075	163,296
Diluted		164,705	164,676

Basic earnings (loss) per share		0.03	0.12
Diluted earnings (loss) per share		0.03	0.12

The accompanying notes are an integral part of the consolidated financial statements.

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Sierra Metals Inc.

Consolidated Statements of Comprehensive Income

December 31, 2019 and 2018

(In thousands of United States dollars)

	Year ended December 31,
	2019	2018
	$	$

Net income (loss)	9,417	25,840

Other comprehensive income (loss)
Items that may be subsequently classified to net income (loss):
Currency translation adjustments on foreign operations	667	(1,572)
Total comprehensive income (loss)	10,084	24,268

Total comprehensive income (loss) attributable to shareholders	5,098	17,242
Non-controlling interests	4,986	7,026
Total comprehensive income (loss) attributable to shareholders	10,084	24,268

The accompanying notes are an integral part of the consolidated financial statements.

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Sierra Metals Inc.

Consolidated Statements of Changes in Equity

December 31, 2019 and 2018

(In thousands of United States dollars)

	Common Shares		Other	Retained earnings accumulated	Total attributable to	Non-controlling	Total shareholders’
	Shares	Amounts	reserves	( deficit)	shareholders	Interest	equity
		$	$	$	$	$	$
Balance at January 1, 2019	163,427,336	231,792	10,870	(69,307)	173,355	30,250	203,605
	0	0	0	0	0	0	0
Exercise of RSUs	700,698	1,145	(1,145)	—	—	—	—
Share-based compensation expense	—	—	1,174	—	1,174	—	1,174
Shares repurchased and cancelled (note 9)	(2,012,654)	(2,481)	—	(363)	(2,844)	—	(2,844)
Total comprehensive income (loss)	—	—	667	4,431	5,098	4,986	10,084
Balance at December 31, 2019	162,115,380	230,456	11,566	(65,239)	176,783	35,236	212,019

	Common Shares		Other	Retained earnings accumulated	Total attributable to	Non-controlling	Total shareholders’
	Shares	Amounts	reserves	( deficit)	shareholders	Interest	equity
		$	$	$	$	$	$
Balance at January 1, 2018	162,812,764	230,283	12,409	(88,121)	154,571	26,107	180,678

Exercise of RSUs	614,572	1,509	(1,509)	—	—	—	—
Share-based compensation expense	—	—	1,542	—	1,542	—	1,542
Dividends paid to non-controlling interest	—	—	—	—	—	(2,883)	(2,883)
Total comprehensive income (loss)	—	—	(1,572)	18,814	17,242	7,026	24,268
Balance at December 31, 2018	163,427,336	231,792	10,870	(69,307)	173,355	30,250	203,605

The accompanying notes are an integral part of the consolidated financial statements.

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Sierra Metals Inc.

Consolidated Statements of Cash Flows

December 31, 2019 and 2018

(In thousands of United States dollars)

		Year Ended December 31,
	Note	2019	2018
		$	$
Cash flows from operating activities
Net income from operations		9,417	25,840
Adjustments for:
Items not affecting cash:
Depletion, depreciation and amortization		36,084	31,349
Share-based compensation		1,174	1,542
Loss on disposals and write-offs		1,072	—
Change in supplies inventory reserve		238	1,730
Revisions in estimates of decomissioning liability at closed mine		144	—
Interest expense and other finance costs		5,055	3,634
NRV adjustment to inventory		—	1,110
Current income tax expense		17,416	25,432
Deferred income taxes recovery		(4,888)	908
Unrealized foreign currency exchange (gain) loss		647	(1,397)
Operating cash flows before movements in working capital		66,359	90,148
Net changes in non-cash working capital items	22	(3,680)	2,447
Decomissioning liabilities settled	11	(914)	(1,163)
Income tax paid		(22,178)	(29,529)
Cash generated from operating activities		39,587	61,903

Cash used in investing activities
Capital expenditures		(54,621)	(49,315)
Net income attributable to:		(54,621)	(49,315)

Cash (used in) financing activities
Proceeds from issuance of notes payable	10	—	10,000
Proceeds from issuance of loans and credit facilities	10	99,814	15,000
Repayment of loans and credit facilities	10	(56,193)	(33,810)
Loans interest paid	10	(4,615)	(2,766)
Dividends paid to non-controlling interest		—	(2,883)
Cash paid to repurchase shares	13	(2,844)	—
Cash (used in) financing activities		36,162	(14,459)
		—
Effect of foreign exchange rate changes on cash and cash equivalents		20	(175)

Increase (decrease) in cash and cash equivalents		21,148	(2,046)
Cash and cash equivalents, beginning of year		21,832	23,878
Cash and cash equivalents, end of year		42,980	21,832

Supplemental cash flow information	22

The accompanying notes are an integral part of these consolidated financial statements.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a diversified Canadian mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Canada.

The Company owns an 81.84% interest in the polymetallic Yauricocha Mine in Peru and a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The financial statements were approved by the Board of Directors on March 27, 2020.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The principal subsidiaries of the Company and their geographical locations as at December 31, 2019 are as follows:

Name of the subsidiary	Ownership interest	Location

Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México
Asesores Administrativos Y de Recursos Humanos, S.A. de C.V	100%	México

1 The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)

(c)	Foreign currency translation

(i)	Functional currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The functional currency of Sierra Metals Inc., the parent entity, is the Canadian dollar (“C$”). The functional currency of the Mexican and Peruvian subsidiaries is the United States dollar.

(ii)	Presentation currency

The presentation currency of the financial statements is United States dollar (“$”). The financial statements of entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities – at the closing rate at the date of the statement of financial position, income and expenses – at the average rate of the period (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting differences are recognized in other comprehensive income as cumulative translation adjustments.

(iii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statement of loss.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

(e)	Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash and cash equivalents, trade receivables, accounts payable and accrued liabilities and long-term debt. The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired.

Financial Assets

Cash and cash equivalents are recorded at amortized cost using the effective interest method.

Trade and other receivables are classified as financial assets at fair value through profit or loss and measured at fair value.

Financial Liabilities

Financial liabilities, including accounts payable and accrued liabilities, as well as debt and financing obligations are accounted for at amortized cost.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)

(f)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments and has been identified as the President and Chief Executive Officer of the Company.

(g)	Inventories

Inventories consist of concentrates, ore stockpiles, supplies and spare parts. Concentrates include stockpiled concentrates at milling operations or at warehouses. Stockpiled ore is comprised of in-process mineralized material awaiting processing at milling facilities and materials for use in milling operations. Concentrates and stockpiled ore are valued at the lower of average production cost and net realizable value (“NRV”). Concentrates and stockpiled ore inventory costs include all direct costs incurred in production including direct labor and materials, freight and amortization, and directly attributable overhead costs. NRV is calculated as the estimated price at the time of sale based on prevailing metal market prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell. The supplies and spare parts inventories will be used for exploration and production and are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs. If the carrying value of inventory exceeds NRV, a write-down is recognized as production costs of sales in the consolidated statement of income (loss). If there is a subsequent increase in the value of the inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.

(h)	Exploration and evaluation expenditure

Exploration and evaluation expenditures are comprised of costs that are directly attributable to:

•	Researching and analysing existing exploration data;

•	Conducting geological studies, exploratory drilling and sampling;

•	Examining and testing extraction and treatment methods; and /or

•	Compiling pre-feasibility and feasibility studies

Exploration expenditures are costs incurred in the search for resources suitable for commercial exploitation. Evaluation expenditures are costs incurred in determining the technical feasibility and commercial viability of a mineral resource. Exploration and evaluation expenditures are capitalized when there is a high degree of confidence in the project’s viability and thus it is probable that future economic benefits will flow to the Company. Any items of property, plant and equipment used for exploration and evaluation are capitalised within property, plant and equipment.

Capitalized exploration and evaluation expenditures are considered to be tangible assets as they form part of the underlying mineral property and are recorded within property, plant and equipment - exploration and evaluation expenditures.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)

(i)	Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and impairment losses. The cost of an item of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset, and for qualifying assets, the associated borrowing costs. Once a mining project has been established as commercially viable, expenditure other than on land, buildings, plant and equipment is capitalized under ‘Mining properties’ together with any amount capitalized relating to that mining project from ‘Exploration and evaluation’.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment and depreciated over their estimated useful lives.

Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized. Revenue generated during the development stage from the sale of concentrate and related costs can be deducted from capitalized costs only if the production of the saleable material is directly attributable to bringing the asset to the condition necessary for it to be capable of operating in the manner intended by management.

Development costs incurred after the commencement of production are capitalised to the extent they are expected to give rise to future economic benefits and these costs can be measured reliably. Repairs and maintenance costs are charged to the consolidated statement of income (loss) during the period in which they are incurred.

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if shorter. Depreciation commences when the asset is available for use. Land is not depreciated. The major categories of property, plant and equipment are depreciated on a straight-line basis using the following average estimated useful lives below:

Asset class	Useful lives (years)
Vehicle, furniture and other assets	3 to 10
Machinery and equipment	5 to 20
Buildings and other constructions	5 to 50

Mining properties are depleted over the life of the mine using the units of production method. In applying the units of production method, depletion is normally calculated using the quantity of material to be extracted in current and future periods based on proven and probable reserves or measured and indicated resources. Such non-reserve material may be included in depletion calculations in limited circumstances and where there is a high degree of confidence in its economic extraction.

The Company conducts an annual review of residual values, useful lives, depletion and depreciation methods used for property, plant and equipment. Changes to estimated residual values or useful lives are accounted for prospectively.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)

(j)	Impairment of non-financial assets

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is assessed at the level of cash generating units (‘CGUs’). The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use.

Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction. The best evidence of fair value is the value obtained from an active market or binding sales agreement. Where this information is not available, fair value can be estimated as the present value of future cash flows expected to be realized from the continued use of the asset including expansion projects. Value in use is determined as the present value of expected future cash flows to be realized from the continued use of the asset in its present condition and from its ultimate disposal.

Capitalized exploration expenditures are reviewed for indicators of impairment, which included a decision to discontinue activities in a specific area and the existence of sufficient data indicating that the carrying amount of an exploration and evaluation asset is unlikely to be recovered from the development or sale of the asset.

Non-financial assets that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(k)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized and included in the carrying amounts of those assets until they are ready for their intended use. All other borrowing costs are recognized as an expense in the period incurred.

(l)	Revenue recognition

Revenues include sales of metal concentrates net of treatment and refining charges.

The Company sells concentrate from certain of its mines to third-party smelter customers. These concentrates predominantly contain zinc, lead, and copper, along with quantities of gold and silver.

The Company recognizes revenue from these concentrate sales when control of the concentrate has transferred to the customer, which is the point in time that the concentrate is delivered to the customer. Upon delivery, the customer has legal right to, physical possession of, and the risks and rewards of ownership of the concentrate. The customer is also committed to accept and pay for the concentrates once delivered; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the concentrate.

The final prices for metals contained in the concentrate are generally determined based on the prevailing spot market metal prices on a specific future date, which is established on a date prior to the concentrate being delivered to the customer. Upon transfer of control at delivery, the Company measures revenue under these contracts based on forward prices agreed upon with the customer at the time of delivery and the most recent determination of the quantity of contained metals less smelting and refining charges charged by the customer. This reflects the best estimate of the transaction price expected to be received at final settlement. The variability associated with the embedded derivative for changes in the metal prices is recognized at fair value. These changes in the fair value of the receivable are adjusted through revenue from other sources at each subsequent financial statement date.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)

(m)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of the shares are recognized as a deduction from equity.

(n)	Share-based payments

The fair value of the estimated number of stock options and restricted share units (“RSUs”) awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of each tranche is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the date of grant. The number of awards expected to vest is reviewed at least annually, with any change in the estimate recognized immediately in share-based payments expense with a corresponding adjustment to equity.

(o)	Share repurchases

The Company deducts from contributed surplus any excess of consideration paid over book value where the Company has repurchased any of its own common shares. Book value is calculated as the weighted average price of the shares issued and outstanding prior to the cancellation date.

(p)	Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to the shareholders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options and RSUs granted to employees. In periods of loss, basic and diluted EPS are the same, as the effect of dilutive instruments is anti-dilutive.

(q)	Income taxes

Tax expense comprises current and deferred income and resource taxes. Current income, deferred income and resources taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that the parent is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(r)	Decommissioning and restoration liabilities

Decommissioning and restoration costs include the dismantling and demolition of infrastructure, the removal of residual materials and the remediation of disturbed areas. These costs are a normal consequence of mining activity and the majority of these expenditures are expected to be incurred at the end of the life of mine. Estimated decommissioning and restoration costs are provided in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of the estimated future costs discounted using the credit adjusted risk free rate. This provision is adjusted in each reporting period to reflect known developments, e.g. revisions to costs estimates and the timing of cash outflows.

The initial decommissioning and restoration provision together with other movements resulting from changes in estimated cash flows or the credit adjusted risk free rates is capitalized within property, plant and equipment and amortized over the life of the asset to which it relates except where it relates to a closed mine where the expenses are recognized in the statement of loss. Provision is made for the estimated present value of costs of environmental clean-up obligations outstanding as at the date of the statement of financial position, and these costs are charged to the income statement as an operating cost.

The amortization or unwinding of the discount applied in establishing the net present value of provision is accreted to the income statement in each accounting period with each interest charge included as a financing cost rather than as an operating cost.

3	Significant accounting estimates and judgments

In the application of the Company’s accounting policies, which are described in note 2, management is required to make judgements, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates, potentially having a material future effect on the Company’s consolidated financial statements. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

15 | Page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

3	Significant accounting estimates and judgments (continued)

The following are the significant judgements that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements:

(a)	Impairment review of asset carrying values

In accordance with the Company’s accounting policy (note 2(j)), at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or Cash Generating Units (“CGUs”) may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long-term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is a subsequent adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy (note 2(h)), the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at December 31, 2019 and 2018, the Company assessed the carrying value of its long-lived assets and exploration and evaluation expenditures and determined that no impairment was required.

(b)	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used, including commodity prices, production costs, recovery rates and exchange rates. These assumptions may change significantly when new information becomes available and could result in mineral reserves being revised, which in turn would impact depletion expense, asset carrying values and the provision for decommissioning costs.

(c)	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

16 | Page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

3	Significant accounting estimates and judgments (continued)

(d)	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

(e)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4	Adoption of new accounting standards and future accounting changes

The following significant accounting policy was amended as a result of the adoption of IFRS 16, Leases (IFRS 16). All other significant accounting policies are consistent with those reported in the Company’s 2018 annual financial statements.

IFRS 16, Leases (“IFRS 16”)

The following leases accounting policies have been applied as of January 1, 2019 on adoption of IFRS 16 using the modified retrospective approach. For comparative periods prior to 2019, the Company applied leases policies in accordance with IAS 17, Leases (IAS 17) and IFRIC 4, determining whether an arrangement contains a lease (IFRIC 4). The Company did not have any material effect by adopting the IFRS 16 requirements on January 1, 2019.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, we recognize a right-of-use asset, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

4	Adoption of new accounting standards and future accounting changes (continued)

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee;

•	exercise prices of purchase options if we are reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit on a straight-line basis over the lease term.

The transition to IFRS 16 did not result in any material impact or adjustments on adoption and the Company’s financial commitments as at January 1, 2019 are the same as December 31, 2018, and thus, no reconciliation is required.

5	Trade and other receivables

	December 31,	December 31,
	2019	2018
	$	$
Trade receivables	20,549	19,199
Sales tax receivables	11,343	6,718
Other receivables	—	90
	31,892	26,007

18 | Page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

6	Inventories

	December 31,	December 31,
	2019	2018
	$	$
Stockpiles	4,096	1,074
Concentrates	4,376	4,476
Supplies and spare parts	17,581	16,436
	26,053	21,986

Cost of sales are comprised of production costs of sales and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the years ended December 31, 2019 and 2018 of $171,276 and $146,589, respectively. Supplies and spare parts inventory as at December 31, 2019 is stated net of a provision of $3,632 (2018 - $3,331) to write inventories down due to obsolescence or infrequent use. During the year ended December 31, 2019, the Company wrote down stockpiles and concentrates inventory to its NRV, recording a charge of $804 (2018 - $1,110). Stockpiles and concentrates inventory held at NRV as at December 31, 2019 was $468 (2018 - $168).

7	Property, plant and equipment

Cost	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total $

Balance as of January 1, 2018	223,229	432,162	33,853	51,315	740,559

Additions	10,143	4,648	20,781	13,209	48,781
Change in estimate of decomissioning liability	512	—	—	—	512
Disposals	(1,115)	—	—	—	(1,115)
Transfers	7,152	—	(7,152)	—	—
Balance as of December 31, 2018	239,921	436,810	47,482	64,524	788,737

Additions	14,455	6,249	26,046	8,751	55,501
Change in estimate of decomissioning liability	3,713	—	—	—	3,713
Disposals	(11,768)	—	(28)	—	(11,796)
Transfers	23,348	4,016	(23,348)	(4,016)	—
Balance as of December 31, 2019	269,669	447,075	50,152	69,259	836,155

Accumulated depreciation	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total $

Balance as of January 1, 2018	142,105	319,173	—	13,041	474,319

Depletion, depreciation and amortization	14,562	16,787	—	—	31,349
Disposals	(444)	—	—	—	(444)
Balance as of December 31, 2018	156,223	335,960	—	13,041	505,224

Depletion, depreciation and amortization	21,447	15,093	—	—	36,540
Disposals	(10,724)	—	—	—	(10,724)
Balance as of December 31, 2019	166,946	351,053	—	13,041	531,040

Net Book Value - December 31, 2019	102,723	96,022	50,152	56,218	305,115
Net Book Value - December 31, 2018	83,698	100,850	47,482	51,483	283,513

19 | Page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

7	Property, plant and equipment (continued)

For the year ended December 31, 2019, depletion and depreciation expense of $36,084 (2018: $31,349) has been charged to depletion, depreciation and amortization in property, plant, and equipment. Additionally, depletion and depreciation expense of $1,390 (2018: $887) has been capitalized to inventory.

During the year ended December 31, 2019, the Company has capitalized borrowing costs amounting to $0 (2018 – $116) on qualifying assets. Borrowing costs for 2018 were capitalized at the weighted average rate of 5.25%.

8	Accounts payable and accrued liabilities

	December 31,	December 31,
	2019	2018
	$	$

Trade payables	30,422	24,662
Other payables and accrued liabilities	14,488	11,429
	44,910	36,091

All accounts payable and accrued liabilities are expected to be settled within 12 months.

9	Current and deferred income tax liability
(a)	Income and resource taxes

	2019	2018
	$	$
Current Tax Expense

Current income tax	17,416	25,432
	17,416	25,432

Deferred Tax Recovery

Deferred tax expense (recovery)	(4,888)	908
	(4,888)	908

Total tax expense	12,528	10,348

20 | Page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

9	Current and deferred income tax liability (continued)

(b)	Tax rate reconciliation

A reconciliation between income tax expense and the product of loss before income taxes multiplied by the combined Canadian federal and provincial income tax rate for the period ended December 31 is as follows:

	2019	2018
	$	$
Income before income taxes	21,945	52,180

Expected Tax Rate @ 26.50% (2018 - 26.50%)	5,776	13,828
Effect of tax rate differences	567	1,672
Stock based compensation costs	291	395
Other non-deductible expenses	616	84
Unrealized foreign exchange income	412	347
Inflation adjustment for Mexico tax purposes	(224)	(321)
Expired losses	720	381
Change in benefit of other temporary differences not recognized	1,925	572
Foreign exchange and other	(1,391)	2,555
Mining royalties and other	3,836	6,827
	12,528	26,340

(c)	Deferred tax asset and liability

The significant components and movements of the Company’s net deferred tax assets and liabilities are as follows:

	Balance		Balance		Balance
	January 1, 2018	Change in 2018	December 31, 2018	Change in 2019	December 31, 2019
	$	$	$	$	$

Property, Plant, and equipment	(1,796)	130	(1,666)	850	(816)
Inventory	(1,462)	(636)	(2,098)	920	(1,178)
Provisions	667	2,089	2,756	970	3,726
Decommissioning liabilities	3,928	(24)	3,904	1,098	5,002
Mining royalties	1,241	223	1,464	151	1,615
Mining assets	(42,041)	76	(41,965)	(589)	(42,554)
Deferred revenue	—	—	—	—	—
Other items	1,532	(1,216)	316	1,982	2,298
Non-capital losses	8,048	(1,496)	6,552	(266)	6,286
	(29,883)	(854)	(30,737)	5,116	(25,621)

 Deferred tax assets have not been recognized in respect of the following temporary differences:

	2019	2018
	$	$
Non-capital and capital losses	46,364	37,696
Property, plant and equipment	49	9
Mineral properties	2,236	2,128
Other	(56)	(53)
	48,593	39,780

21 | Page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

9	Current and deferred income tax liability (continued)

(d)	Tax losses

In Canada, the Company has aggregate tax losses not recognized of $30,517 (December 31, 2018 – $25,605) expiring in periods from 2026 to 2039. Deferred tax assets have not been recognized in respect of these losses because it is not probable that future taxable profit will be available against which the Company can utilise the benefits there from.

Also, the Company has $1,403 of capital losses in Canada that are without expiry as at December 31, 2019 (December 31, 2018 - $8,578).

(e)	Unrecognized deferred tax liabilities

As at December 31, 2019, the Company has taxable temporary difference of $77,703 (2018 - $52,396) relating to investments in subsidiaries that has not been recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

10	Loans payable and notes payable

	December 31,	December 31,
	2019	2018
	$	$

Current

Acquisition loan with Banco de Credito del Peru (a)	—	6,188
Revolving credit facility with Banco de Credito del Peru (b)	—	15,000
Notes payable to BBVA Banco Continental (c)	—	5,000
Loan with FIFOMI (d)	—	1,530
	—	27,718

Non-current

Acquisition loan with Banco de Credito del Peru (a)	—	28,408
Senior Secured Corporate Credit Facility with Banco de Credito del Peru (e)	99,814	—
Loan with FIFOMI (d)	—	127
	99,814	28,535

Total loans payable	99,814	56,253

(a)	Corona Acquisition Loan with Banco de Credito del Peru S.A. (“BCP”)

On May 24, 2011, the Company’s wholly owned subsidiary Dia Bras Peru entered into a loan agreement with BCP amounting to $150,000. After deducting financing costs of $3,750, the net proceeds were $146,250. The proceeds from this loan were used to fund a portion of the purchase consideration for the acquisition of the Company’s 81.84% interest in Corona in Peru. The loan was repayable over 5 years ending on May 24, 2016 and carried interest at a rate of 3M LIBOR plus 4.15% per annum, payable quarterly in arrears.

On August 7, 2015, Dia Bras Peru signed an amended agreement with BCP for the then outstanding debt balance of $48,000. The most significant amendments to the agreement were:

•	The remaining $48M due on the facility was split into 2 tranches

22 | Page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

10	Loans payable and notes payable (continued)

•	Tranche 1, in the amount of $24M had quarterly principal repayments of $1.5M beginning in November 2016 and ending in August 2020

•	Tranche 2, in the amount of $24M had no quarterly principal repayments and was to be repaid in full in August 2020

•	One-year principal repayment grace period

•	Reduced interest rate equal to 3.65% plus 3M LIBOR vs previous rate of 4.15% plus 3M LIBOR

•	Term of the facility extended for 5 years

Principal repayments totalling $34,500 were made during the twelve months ended December 31, 2019 (2018 - $6,000), as the Company elected to repay the amount owed on the Corona Acquisition Loan in full during May 2019. The loan was recorded at amortized cost and was being accreted to face value over 5 years using an effective interest rate of 4.71%. An amortization expense related to the transaction costs for $218 was recorded for the twelve months ended December 31, 2019 (2018 - $200). Interest payments totalling $868 were made during the twelve months ended December 31, 2019 (2018 - $2,177).

(b)	Dia Bras Peru (“DBP”) Credit Facility with BCP

On August 9, 2017, the Company’s subsidiary DBP, entered into a credit facility with BCP for up to $15,000. The credit facility was for a one-year term and was used to fund short term working capital requirements. On August 9, 2017, the Company drew $8,000 from this facility at an interest rate of LIBOR plus 0.95%. On August 31, 2017, the Company drew the remaining $7,000 from this facility at an interest rate of LIBOR plus 1.05%. The credit facility was repaid in full on the anniversary date of August 9, 2018, while interest payments were made quarterly.

On August 9, 2018, the Company renewed the credit facility and drew $15,000 for another one-year term to be used to fund short term working capital requirements. The new facility had an interest rate of 3M LIBOR plus 1.04%, with interest payments due quarterly. The credit facility was guaranteed by the common shares of DBP’s subsidiary, Sociedad Minera Corona.

The Company repaid the $15,000 owed on this credit facility on May 9, 2019.

(c)	Corona notes payable with BBVA Banco Continental

In order to fund its short-term working capital needs, Corona repaid and drew down the following notes payable:

•	On March 31, 2018, a $5,000 revolving credit facility with BBVA Banco Continental was obtained. The credit facility bears an interest rate of three-month LIBOR plus 2.52%.
•	On September 25, 2018, the Company renewed the $5,000 revolving credit facility with BBVA Banco Continental at an interest rate of 2.68%, with a term of 90 days, and the facility was repaid in full on December 24, 2018.
•	On December 24, 2018, the Company renewed the revolving credit facility with BBVA Banco Continental, and drew $5,000 at an interest rate of 2.80%, with a term of 30 days. The Company repaid the $5,000 owing on the revolving credit facility during January 2019.

23 | Page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

10	Loans payable and notes payable (continued)

(d)	FIFOMI loan

•	During January 2015, the Company’s Mexican Subsidiary, Dia Bras Mexicana S.A. de C.V, (“DBM”) received a loan of MXP$120 million from Nacional Financiera, Sociedad Fiduciaria del Fideicomiso de Fomento Minero (“FIFOMI”) to be used for working capital purposes and capital expenditures, specifically the expansion of the Piedras Verdes Plant.

On February 2, 2015, DBM drew MXP$120 million ($7,995). After deducting transaction costs of $124, net proceeds were $7,871.

Monthly principal repayments took place over four years beginning in January 2016 at an interest rate of TIIE + 3%. Interest payments began in February 2015 and during the twelve months ended December 31, 2019, DBM made interest payments of $24 (MXP$456) (2018 – $248 (MXP$4,772)). Principal payments of $1,693 (MXP$32,500) (2018 - $1,560 (MXP$30,000)) have been made during the twelve months ended December 31, 2019 as the Company elected to repay the loan in full during the first quarter of 2019.

(e)	Senior Secured Corporate Credit Facility with BCP

On March 11, 2019, the Company entered into a six-year senior secured corporate credit facility (“Corporate Facility”) with BCP that provides funding of up to $100 million effective March 8, 2019. The Corporate Facility provides the Company with additional liquidity and will provide the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

•	Term: 6-year term maturing March 2025

•	Principal Repayment Grace Period: 2 years
•	Principal Repayment Period: 4 years
•	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company is in compliance with all covenants as at December 31, 2019.

On March 11, 2019, DBP drew down $21.4 million from this facility. On May 8, 2019, DBP drew down another $48.6 million from this facility, and on June 29, 2019, DBP drew down the remaining $30 million available from this facility. Interest is payable quarterly and interest payments began on the drawn and undrawn portions of the facility starting in June 2019. During the twelve months ended December 31, 2019, DBP made interest payments of $2,910 (2018 - $nil).

Principal payments on the amount drawn from the facility will begin in March 2021. The Company repaid the amount owed on the Corona Acquisition Loan on May 11, 2019 using funds drawn from the new facility. The loan is recorded at amortized cost and is being accreted to face value over 6 years using an effective interest rate of 5.75%.

24 | Page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

11	Decommissioning liability

	December 31,	December 31,
	2019	2018
	$	$

Balance, beginning of year	13,304	13,271

Liabilities settled during the year	(914)	(1,293)
Interest cost	647	684
Revisions and new estimated cash flows(1)	3,857	642

Balance, end of year	16,894	13,304

Less: current portion	(865)	(2,038)
Long-term decommissioning liability	16,029	11,266

(1)	Revision to decommissioning liability includes mainly $3.9 million of increase in asset retirement obligation at Yauricocha resulting from a revised mine-closure plan that includes activities related to the expanded tailings disposition facility. .

The Company’s decommissioning liability represents the present value of estimated costs for required future decommissioning and other site restoration activities. The majority of the decommissioning and site restoration expenditures occur at the end of each operation’s life. During 2019 and 2018, the decommissioning liability was calculated based on the following key assumptions:

	2019		2018
	Mexico	Peru	Mexico	Peru

Estimated undiscounted cash flows ($)	949	20,249	965	15,580
Discount rate (%)	7.0	5.0	10.0	7.0
Settlement period (years)	4	4-15	6	5-11
Inflation (%)	4.0	2.0	4.0	2.5

12	Other liabilities

	December 31,	December 31,
	2019	2018
	$	$
Current
Profit-sharing and other employee related obligations (a)	7,248	8,908

Non-current
Other employee related obligations	1,297	1,081
Lease liabilities	257	—
	1,554	1,081

25 | Page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

12	Other liabilities (continued)

(a)	Profit sharing and other employee related obligations

As at December 31, 2019, there is a provision amounting to $4,118 for employee profit sharing in Peru and $3,130 for wages, salaries and other employee benefits outstanding (December 31, 2018 - $5,965 and $2,943, respectively).

13	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

(b)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the years ended December 31, 2019 and 2018 was as follows:

	December 31,	December 31,
	2019	2018
	$	$
Outstanding, beginning of period	1,380,085	1,316,314
Granted	1,356,418	679,627
Exercised	(700,698)	(614,572)
Forfeited	(405,382)	(1,284)
Outstanding, end of period	1,630,423	1,380,085

On June 29, 2012, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 8,000,000. The RSUs have vesting conditions determined by the Board of Directors, and the vesting conditions are non-market conditions and are not performance based.

During the year ended December 31, 2019, the Company granted RSU’s totalling 1,356,418 which had a fair value of C$1.91 based on the closing share price at grant date. RSUs exercised during the year ended December 31, 2019 had a weighted average fair value of C$2.62 and the RSUs forfeited had a weighted average fair value of C$2.68 (2018 – C$1.52). As at December 31, 2019, the weighted average fair value of the RSUs outstanding is C$2.34 (2018 – C$3.01).

The total RSU expense recognized during the year ended December 31, 2019 was $1,174 with a corresponding credit to other reserves (2018 - $1,542).

(c)	Share Re-purchase

On December 11, 2018, the Company approved a share repurchase program in the form of a normal course issuer bid (the “NCIB”) in the open market through the facilities of the Toronto Stock Exchange (the "TSX") and other Canadian marketplaces / alternative trading systems. Pursuant to the NCIB, the Company proposed to repurchase for cancellation up to 1,500,000 common shares of the Company which represented approximately 0.92% of the issued and outstanding common shares as at December 11, 2018.

26 | Page

Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

13	Share capital and share-based payments (continued)

In connection with its implementation of the NCIB, Sierra Metals obtained TSX approval of its notice of intention to make a normal course issuer bid (the “Notice”). The Notice provided that the Company may purchase up to 1,500,000 common shares through the facilities of the TSX and other Canadian marketplaces / alternative trading systems during the 12-month period commencing on December 17, 2018 and ending on or before December 16, 2019. Any common share purchases made pursuant to the NCIB will be at the prevailing market price at the time of the transaction, purchased in accordance with the policies of the TSX and conducted by CIBC based on the automatic share purchase plan signed on April 15, 2019. In accordance with TSX rules, any daily purchases made under the NCIB are limited to a maximum of 4,214 common shares, which represents 25% of the average daily trading volume of 16,858 common shares on the TSX for the six months ended November 30, 2018. However, the Company may make one block purchase per calendar week which exceeds the daily repurchase restriction, up to and including the maximum annual aggregate limit of 1,500,000 common shares. Once the block purchase exception has been relied on, the Company may not make any further purchases under the NCIB for the remainder of that calendar day. On September 18, 2019, the Company received approval from the TSX to increase the number of common shares which the Company may repurchase for cancellation under the NCIB from 1,500,000 shares to 2,500,000 shares. On October 10, 2019, the Company executed an addendum to their automatic share purchase plan with CIBC to include a maximum price per share of CAD$2.50 and a maximum of 250,000 common shares in total for block purchases. Other than the increase to the maximum number of Shares which may be purchased by the Company pursuant to the NCIB, no further amendments were made to the NCIB, and the NCIB terminated on December 16, 2019.

During the twelve months ended December 31, 2019, the Company purchased 2,012,654 shares under the NCIB for total consideration of $2,844 and a book value of $2,481.

14	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations and after fair value adjustments on acquisition of the entity.

Summarized balance sheet
	December 31,	December 31,
	2019	2018
	$	$
Current
Assets	90,438	78,207
Liabilities	(27,863)	(36,622)
Total current net assets	62,575	41,585

Non-current
Assets	171,884	162,733
Liabilities	(39,915)	(37,519)
Total non-current net assets	131,969	125,214
Net assets	194,544	166,799

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

14	Non-controlling interest (continued)

Summarized income statement
	For the year ended December 31,
	2019	2018
	$	$

Revenue	155,983	168,657
Income before income tax	41,796	62,735
Income tax expense	(14,338)	(24,047)
Total income	27,458	38,688
Total income attributable to non-controlling interests	4,986	7,026
Dividends paid to non-controlling interests	—	(2,883)

Summarized cash flows
	For the year ended December 31,
	2019	2018
	$	$

Cash flows from operating activities
Cash generated from operating activities	63,887	83,178
Net changes in non cash working capital items	(2,895)	875
Decomissioning liabilities settled	(915)	(1,293)
Income taxes paid	(21,885)	(29,529)
Net income	38,192	53,231
Net cash used in investing activities	(25,882)	(25,243)
Net cash from/(used in) financing activities	4,775	(29,963)
Effect of foreign exchange rate changes on cash and cash equivalents	21	(35)
Increase (decrease) in cash and cash equivalents	17,106	(2,010)
Cash and cash equivalents, beginning of period	17,898	19,908
Cash and cash equivalents, end of period	35,004	17,898

15	Expenses by nature

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the years ended December 31, 2019 and 2018 relate to the Yauricocha, Bolivar and Cusi Mines.

(a)	Mining costs

	Year ended December 31,
	2019	2018
	$	$
Employee compensation and benefits	28,986	27,458
Third party and contractors costs	60,905	46,599
Depreciation	36,084	31,409
Consumables	39,515	34,655
Changes in inventory and other	5,786	6,468
	171,276	146,589

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

15	Expenses by nature (continued)

(b)	General and administrative expenses

	Year ended December 31,
	2019	2018
	$	$
Salaries and benefits	9,763	7,333
Consulting and professional fees	2,705	3,987
Office expenses	1,539	1,507
Marketing and communication expenses	807	805
Share based compensation expense	1,174	1,542
Listing and filing fees	318	344
Director expenses	1,282	1,312
Travelling expense	596	627
Other	1,331	1,462
	19,515	18,919

16	Other income (expenses)

	2019	2018
	$	$
Gain/(loss) on sale of supplies and fixed assets	(162)	85
Interest income	203	36
Allowance for inventory obsolescence	(238)	(1,739)
Miscellaneous income (expenses)	(310)	330
	(507)	(1,288)

17	Interest expense and other finance costs

	2019	2018
	$	$

Interest expense on loans	4,431	2,913
Amortization of loan transaction costs	—	37
Interest cost on decommissioning liability	647	684
	5,078	3,634

18	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

18	Segment reporting (continued)

The reporting segments identified are the following:

•	Peru – Yauricocha Mine
•	Mexico – Bolivar and Cusi Mines

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Year ended December 31, 2019	$	$	$	$	$

Revenue (1)	155,983	60,402	12,653	—	229,038

Production cost of sales	(79,339)	(45,491)	(10,362)	—	(135,192)
Depletion of mineral property	(10,631)	(2,177)	(2,314)	—	(15,122)
Depreciation and amortization of property, plant and equipment	(10,346)	(8,147)	(2,469)	—	(20,962)
Cost of sales	(100,316)	(55,815)	(15,145)	—	(171,276)

Gross profit from mining operations	55,667	4,587	(2,492)	—	57,762

Income (loss) from operations	39,879	(4,918)	(1,079)	(5,376)	28,506
Interest expense and other finance costs	(4,624)	(34)	(8)	(412)	(5,078)
Other income (expense)	(637)	105	25		(507)
Foreign currency exchange loss	(170)	(21)	(5)	(780)	(976)
Income (loss) before income tax	34,448	(4,868)	(1,067)	(6,568)	21,945

Income tax expense	(14,297)	1,450	319	—	(12,528)

Net income (loss) from operations	20,151	(3,418)	(748)	(6,568)	9,417

December 31, 2019	Peru	Mexico	Canada	Total
	$	$	$	$
Total assets	241,839	162,657	6,951	411,447
Non-current assets	175,244	131,810	91	307,147
Total liabilities	137,146	31,130	31,152	199,428

(1)	Includes provisional pricing adjustments of: $216 for Bolivar

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Year ended December 31, 2018	$	$	$	$	$

Revenue (1)	168,657	52,451	11,263	—	232,371

Production cost of sales	(74,731)	(33,168)	(7,281)	—	(115,180)
Depletion of mineral property	(13,229)	(2,918)	(640)	—	(16,787)
Depreciation and amortization of property, plant and equipment	(4,626)	(8,197)	(1,799)	—	(14,622)
Cost of sales	(92,586)	(44,283)	(9,720)	—	(146,589)

Gross profit from mining operations	76,071	8,168	1,543	—	85,782

Income (loss) from operations	60,640	1,836	919	(5,083)	58,312
Interest expense and other finance costs	(2,637)	—	(997)	—	(3,634)
Other income (expense)	1,029	(1,967)	(347)	(3)	(1,288)
Foreign currency exchange loss	(26)	(1,694)	(299)	809	(1,210)
Income (loss) before income tax	59,006	(1,825)	(724)	(4,277)	52,180

Income tax expense	(24,068)	(1,768)	(504)	—	(26,340)

Net income (loss) from operations	34,938	(3,593)	(1,228)	(4,277)	25,840

December 31, 2018	Peru	Mexico	Canada
	$	$	$	$
Total assets	209,159	145,775	1,507	356,441
Non-current assets	163,222	121,654	67	284,943
Total liabilities	124,020	27,607	1,209	152,836

(1)	Includes provisional pricing adjustments of: $1,289 for Yauricocha, $(190) for Bolivar, and $(45) for Cusi.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

18	Segment reporting (continued)

For the year ended December 31, 2019, 68% of the revenues ($155,983) were from two customers based in Peru and the remaining 32% of the revenues ($73,055) were from two customers based in Mexico. In Peru, the two customers accounted for 53% and 47% of the revenues. In Mexico, the two customers accounted for 82% and 18% of the revenues.

For the year ended December 31, 2018, 73% of the revenues ($168,657) were from two customers based in Peru and the remaining 27% of the revenues ($63,714) were from two customers based in Mexico. In Peru, the two customers accounted for 79% and 21% of the revenues. In Mexico, the two customers accounted for 82% and 18% of the revenues.

As at December 31, 2019, the trade receivable balance of $20,549 includes amounts outstanding of $4,354 and $16,195 from two customers in Mexico and two customers in Peru, respectively.

19	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, financial assets, accounts payable and loans and notes payable.

(a)	Financial assets and liabilities by category

At December 31, 2019	Amortized Cost	FVTPL	Total
	$	$	$
Financial assets
Cash and cash equivalents	42,980	—	42,980
Trade receivables (1)	—	20,549	20,549
Total Financial assets	42,980	20,549	63,529

Financial liabilities
Accounts payable	30,422	—	30,422
Loans payable	99,814	—	99,814
Total Financial liabilities	130,236	—	130,236

At December 31, 2018	Loans and receivables	FVTPL	Total
	$	$	$
Financial assets
Cash and cash equivalents	21,832	—	21,832
Trade receivables (1)		19,199	19,199
Financial assets	—	—	—
Total Financial assets	21,832	19,199	41,031

Financial liabilities
Accounts payable	24,662	—	24,662
Loans payable	56,253	—	56,253
Total Financial liabilities	80,915	—	80,915

(1)	Trade receivables exclude sales and income tax receivables.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

19	Financial instruments and financial risk management (continued)

(b)	Fair value of financial instruments

As at December 31, 2019 and 2018, the fair value of the financial instruments approximates their carrying value.

(c)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three-level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2019 and 2018, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

	December 31, 2019				December 31, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Trade receivables (1)	—	20,549	—	20,549	—	19,199	—	19,199
	—	20,549	—	20,549	—	19,199	—	19,199

(1)	Trade receivables exclude sales and income tax receivables.

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2019 and 2018.

(d)	Financial risk management

The Company is exposed to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The aim of the Company’s overall risk management strategy is to reduce the potential adverse effect that these risks may have on the Company’s financial position and results. The Company’s Board of Directors has overall responsibility and oversight of management’s risk management practices. Risk management is carried out under policies approved by the Board of Directors. The Company may from time to time, use foreign exchange contracts and commodity price future and forward contracts to manage its exposure to fluctuations in foreign currency and metals prices. The Company does not ordinarily enter into hedging arrangements to cover long term commodity price risk unless it has the obligation to so under a credit facility, which would be approved of the Board of Directors.

i)	Market Risk

(1)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company and its subsidiaries’ financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact net income or loss. The Company’s sales of silver, copper, lead and zinc are denominated in United States dollars and the Company’s costs are incurred in Canadian dollars, United States dollars, Mexican pesos and Peruvian Nuevo Soles. The United States dollar is the functional currency of the Peruvian and Mexican entities. The Canadian dollar is the functional currency of all other entities. The Company also holds cash and cash equivalents, trade and other receivables and accounts payable and other liabilities that are subject to currency risk.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

19	Financial instruments and financial risk management (continued)

The following are the most significant areas of exposure to currency risk:

	December 31, 2019
	CAN dollar	Mexican Peso	Peruvian Nuevo Soles	Total
	$	$	$	$
Cash and cash equivalents	113	73	2,473	2,659
Income tax and other receivables	45	13,262	1,683	14,990
	158	13,335	4,156	17,649

Accounts payable and other liabilities	(724)	(30,208)	(15,357)	(46,289)

Total	(566)	(16,873)	(11,201)	(28,640)

	December 31, 2018
	CAN dollar	Mexican Peso	Peruvian Nuevo Soles	Total $
	$	$	$	$
Cash and cash equivalents	183	393	1,064	1,640
Income tax and other receivables	32	8,748	617	9,397
	215	9,141	1,681	11,037

Accounts payable and other liabilities	(1,268)	(22,865)	(19,632)	(43,765)

Total	(1,053)	(13,724)	(17,951)	(32,728)

The Company manages and monitors this risk with the objective of mitigating the potential adverse effect that fluctuations in currencies against the Canadian dollar and US dollar could have on the Company’s Consolidated Statement of Financial Position and Consolidated Statement of income (loss). As at December 31, 2019, the Company has not entered into any derivative contracts to mitigate this risk.

A 10% appreciation in the US dollar exchange rate against the Peruvian Nuevo Soles and the Mexican Peso based on the financial assets and liabilities held at December 31, 2019, with all the other variables held constant, would have resulted in an increase to the Company’s net income of $2,053 (increase in income in 2018 of $1,992).

A 10% appreciation in the Canadian dollar exchange rate against the US dollar based on the financial assets and liabilities held at December 31, 2019 and 2018, with all the other variables held constant, would have resulted in a negligible impact to the Company’s net income (loss).

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

19	Financial instruments and financial risk management (continued)

(2)	Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its loans payable (note 10). The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk. The weighted average interest rate paid by the Company during the year ended December 31, 2019 on its loans and notes payable in Peru was 5.58% (2018 – 4.26%). With all other variables unchanged a 1% increase in the interest rate would have increased the Company’s net loss by $690 (2018 - $486).

(3)	Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market.

As at December 31, 2019 and 2018, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. Commodity price risk exists solely in Mexico as the Company fixes metal prices with the purchaser of its concentrates for specific sales for which concentrates have been delivered. The Company’s exposure to commodity price risk is as follows:

	2019	2018
Commodity	$	$

10% decrease in silver prices	(97)	(27)
10% decrease in copper prices(1)	—	(456)
10% decrease in lead prices	—	(1)
10% decrease in gold prices	(323)	(87)

(1) For 2019, price was fixed for 100% of copper concentrate

As at December 31, 2019 and 2018, the Company did not have any forward contracts outstanding.

ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they fall due. The Company has in place planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion and development plans. The Company tries to ensure that it has sufficient committed credit facilities to meet its short-term operating needs, note 10.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities and undiscounted cash flows as at December 31, 2019 of the Company’s financial liabilities and operating and capital commitments:

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

19	Financial instruments and financial risk management (continued)

	Within 1 year	1-2 years	2-5 years	After 5 years	As at December 31,
					2019
	$	$	$	$	$

Accounts payable and accrued liabilities	44,910	—	—	—	44,910
Loans payable	—	18,750	81,064	—	99,814
Interest on loans payable	5,192	4,977	7,429	—	17,598
Other liabilities	7,248	1,554	—	—	8,802
Total Commitments	57,350	25,281	88,493	—	171,124

In the opinion of management, the working capital at December 31, 2019, together with future cash flows from operations and available loan facilities, is sufficient to support the Company’s commitments through 2020.

iii)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument might fail to discharge its obligations under the terms of a financial contract. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. The Company sells its concentrate to large international organizations. The Company is exposed to significant concentration of credit risk given that all of its revenues from Peru and Mexico were from two customers at each of the locations. There are no significant provisions recorded for expected credit losses as at December 31, 2019 and 2018.

The Company’s policy is to keep its cash and cash equivalents only with highly rated financial institutions and to only invest in government securities. The Company considers the risk of loss associated with cash and cash equivalents to be low. The counterparty to the financial asset is a large international financial institution with strong credit ratings and thus the credit risk is considered to be low.

The Company’s maximum exposure to credit risk is as follows:

	December 31,	December 31,
	2019	2018
	$	$
Cash and cash equivalents	42,980	21,832
Trade receivables	20,549	19,199
	63,529	41,031

20	Capital management

The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis; continue the development and exploration of its mining properties and pursue strategic growth initiatives, while minimizing the cost of such capital; and to provide an adequate return to its shareholders.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

20	Capital management (continued)

The capital of the Company consists of items included in equity attributable to owners of the Company and debt, net of cash and cash equivalents as follows:

	December 31,	December 31,
	2019	2018
	$	$
Equity attributable to owners of the Company	176,783	173,355
Loans payable	99,814	56,253
	276,597	229,608
Less: Cash and cash equivalents	(42,980)	(21,832)
	233,617	207,776

In order to facilitate the management of capital requirements, annual budgets are prepared and updated as necessary based on various factors, many of which are beyond the Company’s control. In assessing liquidity, the Company takes into account its expected cash flows from operations, including capital asset expenditures, and its cash and cash equivalents. The Board of Directors reviews the annual and updated budgets.

The Company ensures that there are sufficient committed credit facilities to meet its short-term requirements. At December 31, 2019, the Company expects its current capital resources to be sufficient to support its normal operating requirements on an ongoing basis and planned development and explorations programs. At December 31, 2019, the Company was in compliance with the external capital requirements.

21	Related party transactions

(a)	Related party transactions

During the year ended December 31, 2019, the Company recorded consulting fees of $200 (2018 - $200) to companies related by common directors or officers. At December 31, 2019, accounts payable and accrued liabilities include $Nil (2018 – $Nil) with these related parties. Related party transactions occurred in the normal course of business. As at December 31, 2019, the Company has accounts receivable outstanding from these related parties of $Nil (2018 - $Nil).

(b)	Compensation of directors and key management personnel

The remuneration of the Company’s directors, officers and other key management personnel during the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
	$	$
Salaries and other short term employment benefits	3,304	2,816
Share-based payments(1)	1,581	1,500
Total compensation	4,885	4,316

(1)	calculated at fair value on day of the grant

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

22	Supplemental cash flow information

Changes in working capital

	2019	2018
	$	$
Trade and other receivables	(5,885)	1,869
Financial and other assets	(563)	(401)
Income tax receivable	(282)	78
Inventories	(3,849)	(2,917)
Accounts payable and accrued liabilities	6,752	4,201
Income tax payable	—	(311)
Other liabilities	147	(72)
	(3,680)	2,447

23	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the consolidated statements of income:

Year Ended
December 31, 2019

Revenues from contracts with customers	228,822
Provisional pricing adjustments on concentrate sales	216
Total revenues	229,038

The following table sets out the disaggregation of revenue by metals and form of sale:

Year Ended
December 31, 2019

Revenues from contracts with customers:
Silver	42,450
Copper	88,128
Lead	28,073
Zinc	58,163
Gold	12,224
Total revenues from contracts with customers	229,038

24	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. In all cases the Company and its subsidiaries will continue to vigorously defend the actions and an accrual has been made in the consolidated financial statements for matters that are probable and can be reasonably estimated.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

24	Contingencies (continued)

The contingencies outstanding associated with our Mexican subsidiaries are as follows:

(a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana. P&R claimed damages for the cancellation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves estimates are located; and (ii) pay $422,674 to P&R. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. On February 12, 2016 The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("the Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. This litigation was eventually settled in February 2020, as per note 25(a).

(b)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

25	Subsequent Events

(a)	Settlement of outstanding P&R litigation

On February 6, 2020, the Company settled the outstanding litigation with P&R pertaining to mining concessions from the Company’s Bolivar Mine, including the mining concessions where mine operations and mineral reserve estimates are located. The accord was executed in The Second District Court in the state of Chihuahua, Mexico. This settlement ends all claims against and litigation against the Company and Dia Bras Mexicana. The impact of the settlement amount paid on Sierra Metals’ financial condition and operating results was not significant.

(b)	Coronavirus (COVID-19)

Subsequent to year end, the COVID-19 pandemic began causing significant financial market declines and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. Due to the increasing number of coronavirus (COVID-19) infections in the country, the Peruvian Government declared a state of emergency on March 17, 2020 for a period of 15 days to contain the advancement of the virus, which restricts travel within the country and requires citizens to remain at home with the exception of some essential services. On March 26, the Peruvian Government extended the state of emergency for an additional 13 days until April 12. As such, all mining activities and permitting submissions in Peru have also been halted. This will result in a delay in all permits being issued. Subject to this declaration, the Company has also ceased its mining operations at the Yauricocha Mine except for emergency staff as permitted by the Government.

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Sierra Metals Inc.

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In thousands of United States dollars, except per share amounts and unless otherwise stated)

25	Subsequent Events (continued)

The extent of the effect of the COVID-19 pandemic on the Company’s business activities is uncertain. The Company’s property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable (assessment for indicators of impairment). Accordingly, as required by IFRS we have not reflected these subsequent conditions in the assessment for indicators of impairment of these assets at December 31, 2019. Impairment indicators for the Company’s assets could exist at March 31, 2020 if current conditions persist. The Company continues to work on revisions to the forecasts and development plans in light of the current conditions and will use these updated assumptions/ forecasts in impairment indicator analysis and for impairment tests, if such tests are required.

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